Exhibit 99.1

Santander / The Hague, July 27, 2007

AEGON and CAJA CANTABRIA agree on joint venture

Dutch life insurance and pension company AEGON and Spanish savings bank Caja de Ahorros de Santander y Cantabria (“CAJA CANTABRIA”) have reached an agreement to establish a jointly owned bancassurance partnership. The new partnership will sell AEGON life insurance and pension products through CAJA CANTABRIA’s network of branches, located primarily in the northern Spanish province of Cantabria (Santander).

The agreement will further strengthen AEGON’s bancassurance capabilities in Spain’s rapidly growing life insurance and pension markets, and will allow CAJA CANTABRIA to extend the range of products it is able to offer its customers. The agreement will complement AEGON’s existing partnerships in Spain with Caja de Ahorros del Mediterráneo, Caja de Ahorros y Monte de Piedad de Navarra and Caja de Badajoz. With this latest agreement, AEGON now has access to almost 1,800 bank branches across Spain.

“AEGON is delighted to join with the highly respected banking network of CAJA CANTABRIA to provide life insurance and pension products to customers throughout the Cantabria region”, said AEGON Chairman and CEO Donald J. Shepard. “We are committed to expanding AEGON’s presence in Spain and look forward to working with our new partner to maximize the benefits of our respective capabilities.”

In 2006, CAJA CANTABRIA reported a pre-tax net income of EUR 68 million. As part of the partnership, the Spanish savings bank will provide exclusive access to its network of 170 branches, covering some 500,000 clients. AEGON will, meanwhile, contribute its considerable insurance know-how and expertise. AEGON Spain will carry out all back-office functions for the new partnership.

The transaction is expected to close during the fourth quarter of 2007 and is subject to regulatory approval.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

ABOUT CAJA CANTABRIA

CAJA CANTABRIA is one of the Cantabria region’s leading providers of financial services. Some 95 percent of the inhabitants of Cantabria say they are customers of the savings bank. CAJA CANTABRIA has total assets and deposits of EUR 17 billion. The savings bank has over 500,000 customers across a network of 170 branches, located mainly in Cantabria, but with presence also in the Madrid, Cataluña, Castilla y León, País Vasco, Asturias and Aragón regions. In addition to the savings bank, CAJA CANTABRIA Group also includes a number of other financial subsidiaries, such as Bancantabria, Cantabria Fondos and Segurcantabria. This structure enables CAJA CANTABRIA to offer a wide range of different financial products and services including not only traditional savings, credit and investment products, but also more specialized products such as leasing, factoring, investment funds and insurance.

Last year, CAJA CANTABRIA reported a pre-tax net income of EUR 68 million, an increase of 29% from the previous year. Over the past six years the savings bank has grown rapidly, tripling its loans to customers, while its deposits are now 2.9 times higher than they were in 2000. At the same time, CAJA CANTABRIA has considerably improved the quality of its loan portfolio and more than doubled its profit, a reflection of the strides the savings bank has made in recent years to further improve returns on investments. Recently, the international credit ratings agency Moody’s rated CAJA CANTABRIA’s short-term debt at P-1, the highest possible, confirming the savings bank’s excellent liquidity position. Moody’s also upped its rating on CAJA CANTABRIA’s long-term deposits from A3 to A2.

As one of Cantabria’s leading private investors, CAJA CANTABRIA attaches great importance to the social and economic development of its region and each year devotes an important part of its earnings to funding projects aimed at improving the region’s towns and the lives of more than 200,000 people.

DISCLAIMER

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘target’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

CONTACT INFORMATION

	AEGON, The Hague, NL	AEGON, Baltimore, USA	CAJA CANTABRIA, Spain

Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free –USA only) +1 410 576 45 77

Media	+31 (0)70 344 83 44		Victoria Olloqui + 34 942 204 541

E-mail	gca-ir@aegon.com	ir@aegonusa.com	volloqui@casyc.es

Website	www.aegon.com		www.cajacantabria.com

2 of 2